FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 28, 2022

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as otherwise noted, and are unaudited. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), operating income (loss), combined ratio, combined ratio points, float, book value per basic share, total debt to total capital ratio, excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three and six months ended June 30, 2022.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $881.4 million ($37.59 net loss per diluted share after payment of preferred share dividends) in the second quarter of 2022 compared to net earnings of $1,201.4 million ($43.25 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2021. Book value per basic share at June 30, 2022 was $588.36 compared to $630.60 at December 31, 2021 (a decrease of 5.0% adjusted for the $10 per common share dividend paid in the first quarter of 2022).

"The company continued its excellent underwriting performance in the second quarter of 2022 with a consolidated combined ratio of 94.1%, with all of our major insurance companies having combined ratios below 95% in the quarter, with Northbridge at 87.2% and Allied World at 92.2% leading the way. Our companies continued to achieve significant growth in the second quarter with gross premiums written up 21.4% and net premiums written up 24.9%, primarily reflecting new business and continued favourable underwriting conditions. Operating income increased to $1,208 million which was a record for a half year, reflecting the strong growth in underwriting profit and increases in interest and dividends and share of profit of associates.

"Net losses on investments of $1,547.9 million during the quarter were principally comprised of mark-to-market losses on common stocks of $873.8 million reflecting the 16% drop in the S&P 500 in the quarter and mark-to-market losses on bonds of $413.4 million due to continued rising interest rates. The gain on the sale of our pet insurance business to JAB, the additional gain on consolidation of Digit Insurance and the gain on the sale of Resolute are not accounted for in the second quarter as those transactions have not closed.

"Our low duration of 1.2 years on our $36 billion fixed income portfolio (mainly cash, short term investments and short duration U.S. treasuries and Canadian government bonds) reduced the impact that rising interest rates had on the fair value of our bonds in the second quarter of 2022 to only a decrease of 1.1% of the fixed income portfolio, while enabling the company to benefit from increased interest income in the second quarter and in the remainder of 2022 and future periods as we deployed the portfolio into one to two year treasury bonds. Given the low duration of the bond portfolio if the investments are held to maturity a significant portion of the net unrealized losses recorded in the first six months of 2022 of $965 million will be reversed in the next 12 to 18 months. Interest and dividend income increased from a run rate of approximately $530 million annually at the end of 2021 to a current normalized rate of approximately $950 million annually.

"We continue to focus on being soundly financed and ended the quarter with approximately $1.1 billion in cash and investments in the holding company and our credit facility undrawn," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings (loss) in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2022	2021	2022	2021
	($ millions)
Gross premiums written	7,307.7	5,977.7	13,970.6	11,405.7
Net premiums written	5,705.0	4,529.5	11,047.7	8,675.4
Net premiums earned	5,141.3	4,014.4	9,919.0	7,744.8

Operating income - Property and casualty insurance and reinsurance:
Underwriting profit	301.7	227.9	626.1	376.9
Interest and dividends	155.6	116.4	266.1	222.2
Share of profit of associates	188.0	54.0	315.5	97.4
	645.3	398.3	1,207.7	696.5
Operating income (loss) - Life insurance and Run-off	50.5	(24.3)	42.7	(40.6)
Operating income (loss) - Non-insurance companies	7.5	(44.4)	34.6	(129.3)
Interest expense	(108.8)	(117.8)	(212.7)	(283.9)
Corporate overhead and other income (expense)	(50.0)	20.2	(64.6)	62.7
Net gains (losses) on investments	(1,547.9)	1,335.5	(1,762.3)	2,244.2
Pre-tax income (loss)	(1,003.4)	1,567.5	(754.6)	2,549.6
Recovery of (provision for) income taxes	88.0	(287.3)	17.8	(446.8)
Non-controlling interests	34.0	(78.8)	(19.1)	(95.4)
Net earnings (loss) attributable to shareholders of Fairfax	(881.4)	1,201.4	(755.9)	2,007.4
Highlights for the second quarter of 2022 (with comparisons to the second quarter of 2021 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 24.9% to $5,658.6 million from $4,529.5 million, while gross premiums written increased by 21.4%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 94.1%, producing an underwriting profit of $301.7 million, compared to a combined ratio of 94.3% and an underwriting profit of $227.9 million in 2021. The increased underwriting profitability was driven by significant growth in business volumes (net premiums earned increased by 27.0%) and modest catastrophe losses of $165.0 million or 3.2 combined ratio points in the quarter compared to catastrophe losses of $138.4 million or 3.5 combined ratio points in 2021.
•Operating income of the property and casualty insurance and reinsurance operations increased to $645.3 million from $398.3 million, due to growth in underwriting profit as previously described, increased share of profit of associates and increased interest and dividend income.
•Float of the property and casualty insurance and reinsurance operations increased by 5.1% to $27,251.6 million at June 30, 2022 from $25,936.8 million at December 31, 2021.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (a reversal of $47.0 million in the second quarter of 2022 and an accrual of $43.4 million in the second quarter of 2021), which are offset upon consolidation, and the impact of a non-cash impairment charge recorded in the Other segment in the second quarter of 2022 of $109.2 million related to the company's investment in Farmers Edge, operating income of the non-insurance companies increased by $70.7 million to $69.7 million primarily related to Fairfax India (primarily higher share of profit of associates) and the Restaurants and retail segment (primarily reflecting higher business volumes across most companies due to reduced COVID-19-related restrictions).
•Consolidated share of profit of associates of $256.6 million principally reflected share of profit of $118.7 million from Eurobank, $72.0 million from Atlas Corp. and $66.5 million from Resolute.
•Interest expense of $108.8 million (inclusive of $11.6 million on leases) was comprised of $75.7 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $21.5 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At June 30, 2022 the company's insurance and reinsurance companies held portfolio investments of $49.0 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $22.3 billion was in cash and short dated investments representing approximately 45.4% of those portfolio investments. During the first six months of 2022 the company used the net proceeds from maturities of short term investments to purchase $10.3 billion of U.S. treasuries and Canadian government bonds (one to two year term), benefiting interest and dividend income in the second quarter.
•Net losses on investments of $1,547.9 million consisted of the following:

	Second quarter of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	188.7	(1,062.5)	(873.8)
Bonds	36.2	(449.6)	(413.4)
Other	44.1	(304.8)	(260.7)
	269.0	(1,816.9)	(1,547.9)

	First six months of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	270.6	(881.5)	(610.9)
Bonds	57.2	(964.7)	(907.5)
Other	63.9	(307.8)	(243.9)
	391.7	(2,154.0)	(1,762.3)

Net losses on equity exposures of $873.8 million was primarily comprised of unrealized depreciation of common stocks, equity warrants and convertible bonds, partially offset by net gains on long equity total return swaps. At June 30, 2022 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share, on which the company recorded nominal net losses in the second quarter of 2022.
Net losses on bonds of $413.4 million included net losses on U.S. treasuries and Canadian government bonds of $109.5 million (of which $98.0 million related to net purchases of $10.3 billion of U.S. treasuries and Canadian government bonds (one to two year term) in the first six months), unrealized losses of $62.3 million on Greek government bonds (that back Eurolife's reserves) and net losses of $162.9 million on corporate and other bonds (principally U.S. and other corporate bonds), partially offset by net gains on U.S. treasury bond forward contracts of $31.5 million.
Net losses on other of $260.7 million was primarily comprised of unrealized foreign exchange losses of $233.8 million principally related to the strengthening of the U.S dollar against the company's investments denominated in the Indian rupee, Sri Lankan rupee and Egyptian pound.
•On June 18, 2022 the company entered into a transaction with JAB Holding Company (“JAB”) in which certain affiliates of JAB agreed to acquire all of the company’s interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations. As part of the transaction, the company will receive approximately $1.4 billion in the form of approximately $1.15 billion in cash and $250.0 million in seller promissory notes, and the company will also invest $200.0 million in JCP V, a JAB consumer fund. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close in the second half of 2022. The company did not record any gains in the second quarter of 2022 on the sale of the Pet Insurance Operations and on closing of the transaction expects to record an after-tax gain of approximately $975 million.
•The company did not record any gains in the second quarter of 2022 on its equity accounted investment in Digit as regulatory approvals to permit the company to obtain control are still pending and as a result the company’s ownership interest remained unchanged at 49.0%.

•At June 30, 2022 the deficiency of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $802.8 million, a decrease of $1,149.2 million from the excess of fair value over carrying value of investments of $346.4 million at December 31, 2021, reflecting the global financial market volatility experienced during the quarter.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.0% at June 30, 2022 compared to 24.1% at December 31, 2021, principally due to decreased common shareholders' equity.
•Subsequent to June 30, 2022:
◦On July 5, 2022 Domtar Corporation entered into an agreement with Resolute to acquire all of the outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share of up to $6 per share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the first half of 2023. At June 30, 2022 the estimated pre-tax gain that the company expects to record, calculated as the excess of the cash consideration of $20.50 per Resolute common share, excluding any value of the CVR, over the carrying value of the investment in associate and the fair value of the Resolute common shares held within the AVLN with RiverStone Barbados, is approximately $180 million.
◦On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 million (€190.0 million). The company will commence consolidating Grivalia Hospitality in the third quarter of 2022. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
There were 23.8 million and 26.0 million weighted average common shares effectively outstanding during the second quarters of 2022 and 2021 respectively. At June 30, 2022 there were 23,654,827 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2022 results at 8:30 a.m. Eastern time on Friday July 29, 2022. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 12, 2022. The replay may be accessed at 1 (800) 568-3705 (Canada or U.S.) or 1 (203) 369-3811 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at June 30, 2022 and December 31, 2021
(unaudited - US$ millions except per share amounts)

	June 30, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $123.5; December 31, 2021 – $111.0)	1,079.0	1,478.3
Insurance contract receivables	8,311.3	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $889.5; December 31, 2021 – $1,246.4)	9,664.7	21,799.5
Bonds (cost $26,409.4; December 31, 2021 – $13,836.3)	25,602.5	14,091.2
Preferred stocks (cost $816.9; December 31, 2021 – $576.6)	2,436.6	2,405.9
Common stocks (cost $5,036.0; December 31, 2021 – $4,717.2)	5,171.6	5,468.9
Investments in associates (fair value $5,283.8; December 31, 2021 – $5,671.9)	5,305.3	4,755.1
Derivatives and other invested assets (cost $858.3; December 31, 2021 – $888.2)	936.1	991.2
Assets pledged for derivative obligations (cost $66.8; December 31, 2021 – $119.6)	65.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,056.9; December 31, 2021 – $3,336.4)	1,970.8	2,066.0
	51,152.9	51,697.4

Deferred premium acquisition costs	2,146.0	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,147.5; December 31, 2021 – $884.3)	13,060.3	12,090.5
Deferred income tax assets	579.3	522.4
Goodwill and intangible assets	5,817.0	5,928.2
Other assets	6,314.0	6,121.3
Total assets	88,459.8	86,645.4

Liabilities
Accounts payable and accrued liabilities	5,147.6	4,985.4
Derivative obligations (including at the holding company – $166.3; December 31, 2021 – $32.1)	339.4	152.9
Deferred income tax liabilities	495.4	598.8
Insurance contract payables	4,961.6	4,493.5
Insurance contract liabilities	50,067.3	47,346.5
Borrowings – holding company and insurance and reinsurance companies	5,953.3	6,129.3
Borrowings – non-insurance companies	1,746.0	1,623.7
Total liabilities	68,710.6	65,330.1

Equity
Common shareholders’ equity	13,917.5	15,049.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	15,253.0	16,385.1
Non-controlling interests	4,496.2	4,930.2
Total equity	19,749.2	21,315.3
	88,459.8	86,645.4

Book value per basic share	$588.36	$630.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2022 and 2021
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2022	2021	2022	2021
Income
Gross premiums written	7,307.7	5,977.7	13,970.6	11,405.7
Net premiums written	5,705.0	4,529.5	11,047.7	8,675.4

Gross premiums earned	6,474.4	5,218.8	12,497.7	9,976.0
Premiums ceded to reinsurers	(1,333.1)	(1,204.4)	(2,578.7)	(2,231.2)
Net premiums earned	5,141.3	4,014.4	9,919.0	7,744.8
Interest and dividends	203.1	160.8	372.0	328.7
Share of profit of associates	256.6	75.4	440.7	119.7
Net gains (losses) on investments	(1,547.9)	1,290.2	(1,762.3)	2,132.2
Gain on sale and consolidation of insurance subsidiaries	—	45.3	—	112.0
Other revenue	1,449.2	1,244.9	2,515.5	2,391.8
	5,502.3	6,831.0	11,484.9	12,829.2
Expenses
Losses on claims, gross	4,357.7	3,235.8	8,153.3	6,266.9
Losses on claims, ceded to reinsurers	(1,073.1)	(674.0)	(1,876.3)	(1,328.9)
Losses on claims, net	3,284.6	2,561.8	6,277.0	4,938.0
Operating expenses	756.7	680.2	1,518.1	1,365.0
Commissions, net	846.3	664.4	1,647.4	1,283.9
Interest expense	108.8	117.8	212.7	283.9
Other expenses	1,509.3	1,239.3	2,584.3	2,408.8
	6,505.7	5,263.5	12,239.5	10,279.6
Earnings (loss) before income taxes	(1,003.4)	1,567.5	(754.6)	2,549.6
Provision for (recovery of) income taxes	(88.0)	287.3	(17.8)	446.8
Net earnings (loss)	(915.4)	1,280.2	(736.8)	2,102.8

Attributable to:
Shareholders of Fairfax	(881.4)	1,201.4	(755.9)	2,007.4
Non-controlling interests	(34.0)	78.8	19.1	95.4
	(915.4)	1,280.2	(736.8)	2,102.8

Net earnings (loss) per share	$(37.59)	$45.79	$(32.71)	$76.18
Net earnings (loss) per diluted share	$(37.59)	$43.25	$(32.71)	$72.16
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,752	25,986	23,795	26,054

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2022 and 2021
(unaudited - US$ millions)

	Second quarter		First six months
	2022	2021	2022	2021

Net earnings (loss)	(915.4)	1,280.2	(736.8)	2,102.8

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(360.2)	21.1	(367.5)	20.1
Gains (losses) on hedge of net investment in Canadian subsidiaries	70.7	(33.1)	45.8	(60.9)
Gains (losses) on hedge of net investment in European operations	49.8	(7.8)	68.0	27.9
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(116.6)	6.1	(163.6)	(57.7)
Other	1.0	—	1.0	—
	(355.3)	(13.7)	(416.3)	(70.6)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings (loss)	—	—	—	(0.3)
Net unrealized foreign currency translation gains on associates reclassified to net earnings (loss)	—	(0.6)	—	(0.6)
	(355.3)	(14.3)	(416.3)	(71.5)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	67.6	(2.7)	117.7	(2.7)
Share of net gains on defined benefit plans of associates	8.4	6.9	14.2	8.9
Other	—	—	—	13.8
	76.0	4.2	131.9	20.0

Other comprehensive income (loss), net of income taxes	(279.3)	(10.1)	(284.4)	(51.5)
Comprehensive income (loss)	(1,194.7)	1,270.1	(1,021.2)	2,051.3

Attributable to:
Shareholders of Fairfax	(1,058.4)	1,207.7	(913.8)	1,981.5
Non-controlling interests	(136.3)	62.4	(107.4)	69.8
	(1,194.7)	1,270.1	(1,021.2)	2,051.3

SEGMENTED INFORMATION
(unaudited - US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the second quarters and first six months ended June 30, 2022 and 2021 were as follows:
Gross Premiums Written

	Second quarter		First six months		% change year-over-year
	2022	2021	2022	2021	Second quarter	First six months
North American Insurers	1,942.6	1,664.3	3,712.9	3,146.6	16.7%	18.0%
Northbridge	659.1	586.8	1,133.8	996.5	12.3%	13.8%
Crum & Forster	1,118.8	928.3	2,155.4	1,729.2	20.5%	24.6%
Zenith National	164.7	149.2	423.7	420.9	10.4%	0.7%

Global Insurers and Reinsurers	4,640.3	3,736.5	8,694.6	6,980.5	24.2%	24.6%
Allied World	1,789.3	1,579.1	3,541.1	2,987.3	13.3%	18.5%
Odyssey Group	1,759.1	1,380.2	3,176.2	2,537.4	27.5%	25.2%
Brit(1)	1,091.9	777.2	1,977.3	1,455.8	40.5%	35.8%

International Insurers and Reinsurers(2)	677.0	576.9	1,468.2	1,278.6	17.4%	14.8%

Property and casualty insurance and reinsurance	7,259.9	5,977.7	13,875.7	11,405.7	21.4%	21.7%

Net Premiums Written

	Second quarter		First six months		% change year-over-year
	2022	2021	2022	2021	Second quarter	First six months
North American Insurers	1,682.3	1,461.1	3,204.2	2,766.8	15.1%	15.8%
Northbridge	596.6	550.8	1,027.7	925.2	8.3%	11.1%
Crum & Forster	917.6	766.5	1,750.9	1,432.5	19.7%	22.2%
Zenith National	168.1	143.8	425.6	409.1	16.9%	4.0%

Global Insurers and Reinsurers	3,521.5	2,678.5	6,806.0	5,123.1	31.5%	32.8%
Allied World	1,195.4	1,049.8	2,529.7	2,077.0	13.9%	21.8%
Odyssey Group	1,543.9	1,149.8	2,863.9	2,181.7	34.3%	31.3%
Brit(1)	782.2	478.9	1,412.4	864.4	63.3%	63.4%

International Insurers and Reinsurers(2)	454.8	389.9	945.7	785.5	16.6%	20.4%

Property and casualty insurance and reinsurance	5,658.6	4,529.5	10,955.9	8,675.4	24.9%	26.3%

Combined Ratios

	Second quarter		First six months
	2022	2021	2022	2021
North American Insurers	92.1%	92.1%	92.3%	92.8%
Northbridge	87.2%	84.7%	87.3%	85.8%
Crum & Forster	94.4%	96.8%	94.6%	98.0%
Zenith National	94.4%	92.7%	94.9%	90.4%

Global Insurers and Reinsurers	94.0%	95.3%	93.4%	96.2%
Allied World	92.2%	94.8%	92.2%	94.5%
Odyssey Group	94.9%	94.9%	94.4%	96.8%
Brit(1)	94.7%	97.1%	93.3%	97.8%

International Insurers and Reinsurers(2)	101.3%	96.1%	99.4%	96.7%

Property and casualty insurance and reinsurance	94.1%	94.3%	93.6%	95.1%
(1)    Excluding Ki Insurance, gross premiums written increased by 25.6% and 21.8% in the second quarter and first six months of 2022 and net premiums written increased by 55.3% and 49.9% in the second quarter and first six months of 2022. Excluding Ki Insurance, the combined ratios were 94.6% and 93.4% in the second quarter and first six months of 2022 and 96.7% and 96.9% in the second quarter and first six months of 2021.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.